Exhibit 99.2

LOCAFY Limited

ACn 136 737 767

PROXY FORM

I/We	INVESTING ENTITY

of	ADDRESS

being a Shareholder entitled to attend and vote at the Meeting, hereby appoint:

Name:	NAME OF PROXY

Please note: leave the above box blank if you have selected the Chair of the Meeting as your proxy

OR	☐	the Chair of the Meeting as my/our proxy.

or failing the person so named or, if no person is named, the Chair of the Meeting, or the Chair’s nominee, to vote in accordance with the following directions, or, if no directions have been given, and subject to the relevant laws as the proxy sees fit, at the Meeting to be held at 10.00am (WST) on Wednesday, 7 December 2022 at Locafy Head Office, 246 Churchill Avenue, Subiaco WA 6008, and at any adjournment thereof.

The Chair intends to vote undirected proxies in favour of all Resolutions in which the Chair is entitled to vote.

Voting on business of the Meeting		FOR	AGAINST	ABSTAIN
Resolution 1	Consolidation of Capital	☐	☐	☐

Please note: If you mark the abstain box for a particular Resolution, you are directing your proxy not to vote on that Resolution on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

If two proxies are being appointed, the proportion of voting rights this proxy represents is __________ %

Signature of Shareholder(s):

Individual or Shareholder 1	Shareholder 2	Shareholder 3

Sole Director/Company Secretary	Director	Director/Company Secretary

Contact Name: ____________________________________ Contact Ph (daytime): ________________________

Date:         /        / 2022

Instructions for Completing Proxy Form

1.	(Appointing a proxy): A Shareholder entitled to attend and cast a vote at the Meeting is entitled to appoint a proxy to attend and vote on their behalf at the Meeting. If a Shareholder is entitled to cast 2 or more votes at the Meeting, the Shareholder may appoint a second proxy to attend and vote on their behalf at the Meeting. However, where both proxies attend the Meeting, voting may only be exercised on a poll. The appointment of a second proxy must be done on a separate copy of the Proxy Form. A Shareholder who appoints 2 proxies may specify the proportion or number of votes each proxy is appointed to exercise. If a Shareholder appoints 2 proxies and the appointments do not specify the proportion or number of the Shareholder’s votes each proxy is appointed to exercise, each proxy may exercise one-half of the votes. Any fractions of votes resulting from the application of these principles will be disregarded. A duly appointed proxy need not be a Shareholder.

2.	(Direction to vote): A Shareholder may direct a proxy how to vote by marking one of the boxes opposite each item of business. The direction may specify the proportion or number of votes that the proxy may exercise by writing the percentage or number of Shares next to the box marked for the relevant item of business. Where a box is not marked the proxy may vote as they choose subject to the relevant laws. Where more than one box is marked on an item the vote will be invalid on that item.

3.	(Signing instructions):

●	(Individual): Where the holding is in one name, the Shareholder must sign.

●	(Joint holding): Where the holding is in more than one name, all of the Shareholders should sign.

●	(Power of attorney): If you have not already provided the power of attorney with the registry, please attach a certified photocopy of the power of attorney to this Proxy Form when you return it.

●	(Companies): Where the company has a sole director who is also the sole company secretary, that person must sign. Where the company (pursuant to section 204A of the Corporations Act) does not have a company secretary, a sole director can also sign alone. Otherwise, a director jointly with either another director or a company secretary must sign. Please sign in the appropriate place to indicate the office held. In addition, if a representative of a company is appointed pursuant to section 250D of the Corporations Act to attend the Meeting, the documentation evidencing such appointment should be produced prior to admission to the Meeting. A form of a certificate evidencing the appointment may be obtained from the Company.

4.	(Attending the Meeting): Completion of a Proxy Form will not prevent individual Shareholders from attending the Meeting in person if they wish. Where a Shareholder completes and lodges a valid Proxy Form and attends the Meeting in person, then the proxy’s authority to speak and vote for that Shareholder is suspended while the Shareholder is present at the Meeting.

5.	(Return of Proxy Form):

Submit proof of your proxy power (“Legal Proxy”) from your broker or bank reflecting your Locafy Limited holdings along with your name and email address to Computershare.

Requests for registration as set forth in (1) above must be labelled as “Legal Proxy” and be received no later than 5:00 p.m., Eastern Time, on 2 December 2022 (3 business days in advance of the meeting). You will receive a confirmation of your registration by email after we receive your registration materials.

Requests for registration should be directed to us at the following:

By email:	Forward the email from your broker granting you a Legal Proxy, or attach an image of your Legal Proxy, to legalproxy@computershare.com

By mail:	Computershare
LOCAFY Legal Proxy
P.O. Box 43001
Providence, RI 02940-3001